EXHIBIT 99.1

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS FIRST QUARTER 2003 NET INCOME AVAILABLE TO COMMON OF $126.7 MILLION, INCREASES COMMON STOCK DIVIDEND BY 25 PERCENT AND PAYS DOWN $101 MILLION OF DEBT

FOR IMMEDIATE RELEASE: Sunday, May 4, 2003

HOUSTON – EOG Resources, Inc. (EOG) today reported first quarter 2003 net income available to common of $126.7 million, or $1.09 per share. This compares to first quarter 2002 net loss available to common of $27.0 million, or a loss of $0.23 per share.

The results for first quarter 2003 included a one-time previously estimated cumulative after-tax charge of $7.1 million ($0.06 per share) from a change in accounting principle to adopt Statement of Financial Accounting Standards No. 143 relating to asset retirement obligations of oil and gas properties, and a previously disclosed $45.2 million ($29.1 million after tax, or $0.25 per share) loss on the mark-to-market of commodity price transactions. During the quarter, the net cash outflow from the settlement of commodity price transactions was $27.9 million ($18.0 million after tax, or $0.15 per share). Consistent with some analysts' practice of matching realizations to settlement months and excluding the change in accounting principle, adjusted non-GAAP net income available to common for the quarter was $144.9 million, or $1.25 per share. Similarly, EOG's first quarter 2002 results included a $34.3 million ($22.0 million after tax, or $0.19 per share) loss on mark-to-market commodity price transactions and net cash inflows from the settlement of commodity price transactions of $11.0 million ($7.1 million after tax, or $0.06 per share). Reflecting these items, first quarter 2002 adjusted non-GAAP net income available to common was $2.1 million, or $0.02 per share. (Please refer to the attached table for the reconciliation of net income to adjusted non-GAAP net income.)

Energy   **Opportunity**   **Growth**

The Board of Directors of EOG has declared a quarterly dividend of $.05 per share on the common stock of EOG. This increases the annual common stock dividend by 25 percent to an indicated annual rate of $0.20 per share. The new rate is effective with the July 31, 2003 dividend to record holders as of July 17, 2003.

In addition, EOG reduced its debt-to-total capitalization ratio from 41 percent at year-end 2002 to 36 percent at March 31, 2003.

"EOG's first quarter 2003 net income exceeded that of the full year 2002. With such strong cash flow, we already have accomplished several of our key 2003 goals. The common stock dividend has been increased for the third time in four years, allowing us to share the benefits of higher commodity prices with our shareholders, and during the first quarter we reduced debt by $101 million, further improving our financial position," said Mark G. Papa, Chairman and Chief Executive Officer. "We are off to a very strong start this year."

Operational Highlights

For the first quarter 2003, EOG reported a 5.3 percent increase in total production over the first quarter 2002. Total North American natural gas production increased 2.6 percent, as compared to the same quarter last year.

In Canada, total production for the first quarter increased 8.1 percent due to favorable drilling results in its shallow natural gas drilling program. Natural gas production increased 43 percent in Trinidad, reflecting the incremental 45 million cubic feet per day of net natural gas production sold to the CNC Ammonia Plant, completed in June 2002. In the Oklahoma City Division, natural gas production increased 29 percent, as compared to the same quarter last year.

Conference Call Scheduled for May 5, 2003

EOG's first quarter 2003 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Monday, May 5, 2003. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through May 19, 2003.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States and is the operator of substantial proved reserves in the U.S., Canada and offshore Trinidad. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products and interest rates; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including war, terrorist activities and responses to terrorist activities; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions except per share)

	Quarter Ended March 31	
	2003	2002
Net Operating Revenues	$ 464.7	$ 186.6
Net Income (Loss) Available to Common	$ 126.7	$ (27.0)
Net Income (Loss) Per Share Available to Common		
Basic	$ 1.11	$ (0.23)
Diluted	$ 1.09	$ (0.23)
Average Number of Shares Outstanding		
Basic	114.4	115.5
Diluted	116.2	115.5

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended March 31	
	2003	2002
Net Operating Revenues		
Natural Gas	$ 434,091	$ 176,584
Crude Oil, Condensate and Natural Gas Liquids	75,508	46,775
Losses on Mark-to-market Commodity Derivative Contracts	(45,221)	(34,295)
Other, Net	291	(2,501)
Total	464,669	186,563
Operating Expenses		
Lease and Well	48,339	40,591
Exploration Costs	17,458	12,936
Dry Hole Costs	6,620	10,406
Impairments	11,956	12,063
Depreciation, Depletion and Amortization	103,553	94,460
General and Administrative	20,421	20,713
Taxes Other Than Income	30,193	16,040
Total	238,540	207,209
Operating Income (Loss)	226,129	(20,646)
Other Income (Expense), Net	152	(3,163)
Income (Loss) Before Interest Expense and Income Taxes	226,281	(23,809)
Interest Expense, Net	15,318	12,051
Income (Loss) Before Income Taxes	210,963	(35,860)
Income Tax Provision (Benefit)	74,407	(11,619)
Net Income (Loss) Before Cumulative Effect of Change in Accounting Principle	136,556	(24,241)
Cumulative Effect of Change in Accounting Principle, Net of Tax	(7,131)	-
Net Income (Loss)	129,425	(24,241)
Preferred Stock Dividends	2,758	2,758
Net Income (Loss) Available to Common	$ 126,667	$ (26,999)

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended March 31	
	2003	2002
Wellhead Volumes and Prices		
Natural Gas Volumes (MMcf/d)		
United States	642	635
Canada	158	145
North America	800	780
Trinidad	154	108
Total	954	888
Average Natural Gas Prices ($/Mcf)		
United States	$ 5.92	$ 2.25
Canada	5.18	2.29
North America Composite	5.77	2.26
Trinidad	1.32	1.27
Composite	5.05	2.14
Crude Oil/Condensate Volumes (MBD)		
United States	18.4	20.0
Canada	2.1	1.8
North America	20.5	21.8
Trinidad	2.3	1.9
Total	22.8	23.7
Average Crude Oil/Condensate Prices ($/Bbl)		
United States	$ 32.96	$ 20.07
Canada	31.78	19.10
North America Composite	32.84	19.99
Trinidad	33.27	17.68
Composite	32.89	19.80
Natural Gas Liquids Volumes (MBD)		
United States	3.1	3.9
Canada	0.7	0.7
Total	3.8	4.6
Average Natural Gas Liquids Prices ($/Bbl)		
United States	$ 23.24	$ 11.30
Canada	22.09	8.48
Composite	23.04	10.84
Natural Gas Equivalent Volumes (MMcfe/d)		
United States	771	778
Canada	174	161
North America	945	939
Trinidad	169	119
Total	1,114	1,058
Total Bcfe Deliveries	100.3	95.2

EOG RESOURCES, INC.
<u>**SUMMARY BALANCE SHEETS**</u>
(Unaudited; in thousands)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 6,833	$ 9,848
Accounts Receivable, net	370,384	259,308
Inventories	18,282	18,928
Other	99,713	106,708
Total	495,212	394,792
Oil and Gas Properties (Successful Efforts Method)	7,020,859	6,750,095
Less: Accumulated Depreciation, Depletion and Amortization	(3,538,849)	(3,428,547)
Net Oil and Gas Properties	3,482,010	3,321,548
Other Assets	93,433	97,666
Total Assets	$4,070,655	$3,814,006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 222,756	$ 201,931
Accrued Taxes Payable	35,145	23,170
Dividends Payable	5,004	5,007
Liabilities from Price Risk Management Activities	23,076	5,939
Other	45,309	40,304
Total	331,290	276,351
Long-Term Debt	1,044,208	1,145,132
Other Liabilities	150,890	59,180
Deferred Income Taxes	721,315	660,948
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	98,412	98,352
Series D, 500 Shares Issued, Cumulative,		
$50,000,000 Liquidation Preference	49,691	49,647
Common Stock, $.01 Par, 320,000,000 Shares Authorized and		
124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	1,396	-
Unearned Compensation	(18,802)	(15,033)
Accumulated Other Comprehensive Loss	(10,621)	(49,877)
Retained Earnings	1,846,031	1,723,948
Common Stock Held in Treasury, 10,151,036 shares at		
March 31, 2003 and 10,009,740 shares at December 31, 2002	(344,402)	(335,889)
Total Shareholders' Equity	1,822,952	1,672,395
Total Liabilities and Shareholders' Equity	$4,070,655	$3,814,006

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended March 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Reconciliation of Net Income to Net Operating Cash Inflows:		
Net Income (Loss)	$ 129,425	$ (24,241)
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	103,553	94,460
Impairments	11,956	12,063
Deferred Income Taxes	50,441	(9,844)
Cumulative Effect of Change in Accounting Principle	7,131	-
Other, Net	2,611	4,025
Exploration Costs	17,458	12,936
Dry Hole Costs	6,620	10,406
Mark-to-market Commodity Derivative Contracts		
Total Losses	45,221	34,295
Realized Gains(Losses)	(27,929)	11,014
Tax Benefits From Stock Options Exercised	2,959	1,538
Losses on Sales of Reserves and Related Assets and Other, Net	69	216
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	(111,034)	9,105
Inventories	646	569
Accounts Payable	20,670	(52,818)
Accrued Taxes Payable	23,434	(12,032)
Other Liabilities	(1,532)	1,330
Other, Net	(3,969)	(13,916)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	8,832	42,338
NET OPERATING CASH INFLOWS	286,562	121,444
INVESTING CASH FLOWS		
Additions to Oil and Gas Properties	(140,213)	(172,444)
Exploration Costs	(17,458)	(12,936)
Dry Hole Costs	(6,620)	(10,406)
Proceeds from Sales of Assets	7,320	1,772
Changes in Components of Working Capital Associated with		
Investing Activities	(8,860)	(42,226)
Other, Net	(1,770)	(4,667)
NET INVESTING CASH OUTFLOWS	(167,601)	(240,907)
FINANCING CASH FLOWS		
Long-Term Debt Borrowings (Repayments)	(100,924)	119,693
Dividends Paid	(7,241)	(7,282)
Treasury Stock Purchased	(21,295)	-
Proceeds from Sales of Treasury Stock	7,456	9,960
Other, Net	28	(17)
NET FINANCING CASH INFLOWS (OUTFLOWS)	(121,976)	122,354
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,015)	2,891
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,848	2,512
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6,833	$ 5,403

EOG RESOURCES, INC.
ADJUSTED (Non-GAAP) NET INCOME AVAILABLE TO COMMON RECONCILIATION
(Unaudited; in thousands except per share)

The following chart adjusts reported first quarter net income to reflect actual cash realized from previously disclosed oil and gas hedges, to eliminate the mark-to-market loss or gain from these previously disclosed oil and gas hedges, and to eliminate the after tax impact of the cumulative effect of change in accounting principle. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2003	2002
Reported Net Income (Loss) Available to Common	$ 126,667	$ (26,999)
Add: Mark-to-Market (MTM) Commodity Derivative Contracts Impact		
Total Losses	45,221	34,295
Realized Gains (Losses)	(27,929)	11,014
Subtotal	17,292	45,309
After tax MTM Impact	11,127	29,134
Add: Cumulative Effect of Change in Accounting Principle, Net of Tax	7,131	-
Adjusted (Non-GAAP) Net Income Available to Common for MTM Commodity Derivative Contracts and Change in Accounting Principle Impacts	$ 144,925	$ 2,135
Adjusted Net Income Per Share Available to Common		
Basic	$ 1.27	$ 0.02
Diluted	$ 1.25	$ 0.02
Average Number of Shares Outstanding		
Basic	114,427	115,485
Diluted	116,224	117,102

EOG RESOURCES, INC.
DISCRETIONARY CASH FLOW RECONCILIATION (Non-GAAP)
(Unaudited; in thousands)

The following chart reconciles first quarter net operating cash flows to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust operating cash inflows for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2003	2002
Net Operating Cash Inflows	$ 286,562	$ 121,444
Adjustments		
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	111,034	(9,105)
Inventories	(646)	(569)
Accounts Payable	(20,670)	52,818
Accrued Taxes Payable	(23,434)	12,032
Other Liabilities	1,532	(1,330)
Other, Net	3,969	13,916
Changes in Components of Working Capital Associated with Investing and Financing Activities	(8,832)	(42,338)
Preferred Dividends	(2,758)	(2,758)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 346,757	$ 144,110